NEWS RELEASE

    SILVER STANDARD TO PURCHASE SILVERTIP PROJECT IN BRITISH COLUMBIA

Vancouver (November 27, 2002) — Imperial Metals Corporation (TSX:III) has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc. (TSX Venture:SSO). The purchase price is Cdn$1.2 million in cash plus 100,000 common shares of Silver Standard. Imperial retains a Right of First Offer in the event that Silver Standard decides to sell the Silvertip Property in the future.

Silvertip is located in northern British Columbia approximately 85 km (50 miles) southwest of Watson Lake, Yukon Territory.

The transaction remains subject to regulatory approval.

For further information, contact:

Brian Kynoch, Senior Vice President Imperial Metals Corporation 580 Hornby Street, Suite 200 Vancouver, BC V6C 3B6 Tel: 604.669.8959 Email: info@imperialmetals.com	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com